UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-30444
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:  March 31, 2000
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        Sports Group International, Inc.
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                             Full Name of Registrant

                     Secretarial Services of Orlando, Inc.
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                            Former Name if Applicable

                        7730 E. Greenway Rd., Suite 203
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            Address of Principal Executive Office (Street and Number)

                              Scottsdale, AZ 85260
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant was informed on Friday, May 5, 2000 by the SEC that it must file a Form 10-KSB for the year ending December 31, 1999 to clear the SEC's remaining comments on its Form 10-SB registration statement. Due to the SEC's decision above, the registrant's legal and accounting personnel have been utilizing the last week to prepare and file its Form 10-KSB for the year ending December 31, 1999. The registrant will begin working on and will file its Form 10-QSB shortly thereafter.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Michael Reagan               (480)          443-0200 Ext. 18
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X ] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

     Due to business acquisitions made in the second quarter of 1999, the registrant's revenue for the quarter ended March 31, 2000 will be significantly greater than the revenue for the quarter ended March 31, 1999. The registratnt is presently closing its accounting records and has not yet determined its earnings or loss for the quarter ended March 31, 2000.


If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Sports Group International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2000                          By: /s/ Michael Reagan
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